

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003358

February 1, 2005

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/1/2005

Re: Calpine Corporation
Incoming letter dated January 14, 2005

Dear Mr. Lefever:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Calpine by User588508@aol.com. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures



COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS


RECD S.E.C.
JAN 14 2005
1086

Securities Exchange Act of 1934
-- Section 14(a); Rule 14a-8

January 14, 2005

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Calpine Corporation – Shareholder Proposal of User588508@aol.com

Ladies and Gentlemen:

We are counsel to Calpine Corporation, a Delaware corporation (the "Company"). The Company has received from User588508@aol.com (the "Proponent") a communication via e-mail dated October 8, 2004, enclosing the text of a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") that the Proponent wishes to have included in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). A copy of the e-mail setting forth the Proposal and the Supporting Statement is attached hereto as Exhibit A. We also have included in Exhibit A a copy of all correspondence relating to this matter between the Company and the Proponent.

For the reasons stated in this letter, the Company intends to omit the Proposal and the Supporting Statement from its proxy statement and form of proxy for the 2005 Annual Meeting. The purpose of this letter is to request confirmation that the Division of Corporation Finance (the "Division") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal and the Supporting Statement from its proxy materials. As required in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we have enclosed six copies of this letter and, on behalf of the Company, are simultaneously sending a copy of this letter to the Proponent by e-mail (the only means by which the Company is able to communicate with the Proponent).

We believe that the proposal which, if approved by stockholders, would recommend that the Board of Directors amend the Company's bylaws to require that an independent director of the Company serve as the Chairman violates the Commission's proxy rules not based on the substance of the Proposal, but rather because the Proponent has refused to furnish his or her name and address. The Company has diligently attempted to obtain this information from the Proponent in communications to the Proponent via e-mail dated November 30, 2004, December 9, 2004, and December 22, 2004. In its communication to the Proponent dated December 22, 2004, the Company indicated that it would request confirmation from the Division that it may omit the Proposal and the Supporting Statement from its proxy materials if the Proponent did not furnish his or her name and address on or before January 3, 2005.

The Proponent's failure to provide the Company with his or her name and address has the following consequences:

(1) Under Rule 14a-8(l)(1), a company is required to include in the proxy statement either (a) the name and address of the proponent or (b) a statement that that the company will provide this information promptly upon request to a shareholder. Without the name and address of the Proponent, the Company cannot comply with its obligation under 14a-8(1)(1), and the other stockholders of the Company are deprived of the information to which they are entitled under the proxy rules.

(2) Rule 14a-8(b) requires that, in order to be eligible to submit a proposal for inclusion in a proxy statement, the proponent must (a) hold at least $2,000 in market value or 1% of the company's voting securities for at least one year prior to the date the proponent's shareholder proposal is submitted to a company and (b) continue to hold such securities through the date of the shareholder meeting. The Proponent's communication states that he or she is a "shareholder of record for 20,000 Calpine common shares and [has] been an owner of this company for more than three years." However, because the Proponent has refused to provide the Company with his or her name and address, the Company is not able to verify that the Proponent has, in fact, satisfied the minimum ownership requirement by reference to its stock ledger. The Division has granted no-action relief with respect to the exclusion of a shareholder proposal under Rule 14a-8(f) when a shareholder has failed to document his or her beneficial ownership of stock in accordance with the requirements of Rule 14a-8(b). *See e.g., Viant Corporation* (June 28, 2002); *France Growth Fund Inc.* (April 6, 2001); *Oracle Corporation* (June 22, 2001). The refusal of a record owner to provide his or her name and address is tantamount to a beneficial owner failing to provide a written statement from the record holder of the securities.

(3) Rule 14a-8(c) prohibits a shareholder from submitting more than one proposal for each shareholder meeting. In addition, to the shareholder proposal that is the subject of this letter, the Company has received three other shareholder proposals for inclusion in the Company's proxy statement for its 2005 Annual Meeting. Without the Proponent's name and address, the Company cannot determine whether the Proponent also submitted one of the other

proposals.

(4) Rule 14a-8(i)(4) permits the exclusion of a proposal that "relates to the redress of a personal claim or grievance against the company or any other person" or is designed "to further a personal interest, which is not shared by the other shareholders at large." Without knowing the name and address of the Proponent, the Company is not able to assess whether the principal motivation of the Proponent is not one that is shared by the other shareholders.

For these reasons, we believe that the refusal of the Proponent to supply his or her name and address violates the Commission's proxy rules and, accordingly, the Proposal and the Supporting Statement can be omitted under Rule 14a-8(i)(3). Accordingly, we respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from its proxy materials for its 2005 Annual Meeting.

*　　　*　　　*

The Company anticipates finalizing its proxy materials for printing on or about April 8, 2005. Therefore, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5276 or Kerry Burke at (202) 662-5297.

Very truly yours,



D. Michael Lefever

cc: Lisa Bodensteiner
Yanira Wong

Attachments

Exhibit A

-----Original Message-----
From: User588508@aol.com [mailto:User588508@aol.com]
Sent: Friday, October 08, 2004 5:40 AM
To: Karen Bunton
Subject: ENHANCE STOCK HOLDERS VALUE

Gentlemen:

I am the shareholder of record for 20,000 Calpine common shares and have been an owner of this company for more than three years. I am increasingly concerned that management does not adequately represent shareholder interests, a belief supported by a continuing lack of insider stock ownership.

I request the following proposal be included in proxy materials sent to Calpine shareholders in advance of the next annual meeting in order that the resolution may be voted at that meeting:

"RESOLVED: The shareholders of Calpine Corporation urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as Chairman of the Board of Directors.

"SUPPORTING STATEMENT

"The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the challenges facing our company. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders of Calpine Corporation.

"Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

"Corporate boards should separate the role of Chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (Financial Times, May 28, 2002)

"We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management."

Copies of this proposal have been forwarded to members of the Calpine Board of Directors and to the Institutional Shareholders Services Corporation.

-----Original Message-----
From: Karen Bunton
Sent: Tuesday, November 30, 2004 8:16 AM
To: 'User588508@aol.com'
Subject: RE: ENHANCE STOCK HOLDERS VALUE

The email / stockholder proposal below has been forwarded to Calpine's Legal Department. One of our counsels would like to speak to you about the request. Please provide your name and contact information so we can assure your proposal is handled appropriately.

Regards,

Karen A. Bunton
Investor Relations
Calpine
50 W. San Fernando Street
San Jose, CA 95113
408-792-1121 (ph)
408-294-2877 (fax)
www.calpine.com
karenb@calpine.com

-----Original Message-----
From: User588508@aol.com [mailto:User588508@aol.com]
Sent: Tuesday, November 30, 2004 9:35 AM
To: Karen Bunton
Subject: Re: ENHANCE STOCK HOLDERS VALUE

IT'S ABOUT TIME CPN DO SOMETHING ABOUT STOCK HOLDERS AND NOT JUST FOR INSIDERS BY WAY OF OPTIONS.

NO NEED TO TALK TO ANYONE JUST DO IT RIGHT WAY.

TODAY'S GE DEAL IS AN EXCELLENT MOVE. STOP MAKING INSIDERS POCKET RICH. NO PERFORMANCE NO BONUSES OR NO CHEAP OPTIONS TO ANYONE.

> -----Original Message-----
> From: Yanira Wong
> Sent: Thursday, December 09, 2004 5:36 PM
> To: 'User588508@aol.com'
> Subject: Calpine Stockholder Proposal
>
> Dear Sir or Madam:
>
> I have received a copy of your email to the Calpine Investor Relations
> department dated October 8, 2004 relating to a stockholder proposal
> you would like us to include in the proxy materials for Calpine's May
> 2005 Annual Meeting of Stockholders.
>
> Please provide me with your name and address and contact information
> so that I can work with you on including this proposal. The SEC
> requires us to include in our proxy materials a proponent's name and
> address with his/her stockholder proposal.
>
> I look forward to hearing from you soon.
>
> Regards.
>
> Yanira G. Wong
> Staff Attorney
> Calpine Corporation
> 50 W. San Fernando Street
> San Jose, CA 95113
> (408) 794-2404 tel
> (408) 794-2434 fax
> yanira.wong@calpine.com
>

From: Yanira Wong [yanira.wong@calpine.com]
Sent: Wednesday, December 22, 2004 3:35 PM
To: 'User588508@aol.com'
Subject: Stockholder proposal for Calpine



SEC Rule 14a-8.pdf
(114 KB)

Dear Sir or Madam:

On December 9, 2004, I sent you an e-mail with regard to your e-mail to the Calpine Investor Relations Department, dated October 8, 2004, setting forth a stockholder proposal concerning an amendment to the Calpine Bylaws relating to the eligibility requirements of the Chairman of the Board of Directors that you would like to have included in the company's proxy materials for Calpine's 2005 Annual Meeting of Stockholders. In that e-mail (and in a prior e-mail to you from the Calpine Investor Relations Department), we asked that you provide us with your name and address. We have not yet received that information.

As I pointed out to you in my prior e-mail, SEC rules require that we include in the proxy statement, along with you proposal, your name and address and the number of shares that you hold. See SEC Rule 14a-8(1). In addition, we need your name in order to verify that you, in fact, have owned the number of shares that you indicate for the requisite period. See SEC Rule 14a-8(b)(2). Also please note that in order for your proposal to be included in the proxy materials, you will need to confirm to Calpine that you will continue to hold the requisite number of shares through the date of the 2005 Annual Meeting. See SEC Rule 14a-8(b)(1). A PDF copy of Rule 14a-8 is attached for your reference.

If you do not furnish to us, on or before the close of business on January 3, 2005, your name and address and the information required by Rule 14a-8(b), it is our intention to request confirmation from the Securities and Exchange Commission that we are entitled to omit your proposal from our proxy materials for the 2005 Annual Meeting of Stockholders.

Regards.

Yanira G. Wong
Staff Attorney
Calpine Corporation
50 W. San Fernando Street
San Jose, CA 95113
(408) 794-2404 tel
(408) 794-2434 fax
yanira.wong@calpine.com

<<SEC Rule 14a-8.pdf>>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Calpine Corporation
Incoming letter dated January 14, 2005

The proposal relates to independent directors.

There appears to be some basis for your view that Calpine may exclude the proposal under rule 14a-8(b). We note that the proponent appears not to have responded to Calpine's request for a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting and for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Calpine omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Calpine relies.

Sincerely,



Robyn Manos
Special Counsel